UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          .

EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated July 9, 2004	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco to Announce Q2 Earnings from Bruce Power on July 23

Saskatoon, Saskatchewan, Canada, July 9, 2004 . . . . . . . . . . .

Cameco Corporation will report its share of Bruce Power’s second quarter results on July 23, 2004. Cameco’s full second quarter results will be released one week later on July 30.

Reporting of Cameco’s full second quarter results is being delayed to coincide with the release of the initial quarterly results of Centerra Gold Inc. which now holds Cameco’s gold assets. The new Canadian-based gold company completed its initial public offering on June 30, 2004 and began trading on the Toronto Stock Exchange.

The release of Bruce Power’s quarterly results is timed to coincide with those of TransCanada Corporation, which include earnings from Bruce Power.

Cameco has scheduled a conference call on Friday, July 30 at 3:15 p.m. Eastern time (1:15 p.m. Saskatoon time) to discuss its second quarter results. The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call, please dial (416) 405-9328 or (800) 387-6216 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call.

A recorded version of the proceedings will be available:
•	on our web site, www.cameco.com, shortly after the call, and
•	on post view until midnight on Friday, August 13 by calling (416) 695-5800 or (800) 408-3053 (pass code: 3076124)

- End -

Investor & media inquiries:	Alice Wong (306) 956-6337

Media inquiries:	Lyle Krahn (306) 956-6316

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